November 12, 2009

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Mr. H. Christopher Owings

	Re:	Pier 1 Imports, Inc.
Form 10-K for Fiscal Year Ended February 28, 2009
Filed May 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 27, 2009
Form 8-K
Filed July 31, 2009
File No. 001-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the “Company”), the following are responses to the comments of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by letter dated October 28, 2009 with respect to the Form 10-K for fiscal year ended February 28, 2009 filed on May 4, 2009, the Definitive Proxy Statement on Schedule 14A filed on May 27, 2009, and the Form 8-K filed on July 31, 2009. The Staff’s comments and the Company’s responses thereto are set forth below.

Form 10-K for Fiscal Year Ended February 28, 2009

Controls and Procedures, page 78

1.                                     We note your statement that “the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company’s disclosure controls and procedures were effective as of such date…” Please confirm to us, and in future filings including your quarterly reports on Form 10-Q, please revise your disclosure to state that your controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Response

The Company confirms that its controls and procedures are designed to provide reasonable assurance of achieving their objectives.  The Company will revise its disclosure for future filings, including quarterly reports on Form 10-Q, as follows:

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), that are

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Commission File No. 001-07832

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designed to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is (b) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, an evaluation was conducted under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of [placeholder for appropriate date].  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company’s disclosure controls and procedures were effective as of such date.

Definitive Proxy Statement on Schedule 14A

Related Person Transaction Policies and Procedures, page 18

2.                                       Please expand your discussion of your procedures to explain who is a “related person.” Further, please expand your discussion in the last sentence of your disclosure to explain in greater detail what are “certain interested transactions” and also provide the “specified dollar amount.”

Response

The Company’s written Related Person Transaction Policies and Procedures (“Policy”) defines a “related person” as any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of the Company’s common stock, or (c) immediate family member of any of the foregoing.

The Company’s Policy, as amended July 1, 2009, provides that “certain interested transactions” are deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000.  Those interested transactions are: (a) employment of executive officers, (b) director compensation, (c) certain transactions with other companies if the aggregate amount involved does not exceed the greater of $1,000,000 or 2 percent of the other company’s total annual revenues, (d) certain Company charitable contributions if the aggregate amount involved does not exceed the lesser of $10,000 or 2 percent of the organization’s total annual receipts (prior to the July 1, 2009 amendment, the $10,000 amount was $1,000,000), (e) transactions where all shareholders receive proportional

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November 12, 2009

benefits (e.g. dividends), (f) transactions involving competitive bids, (g) regulated transactions, and (h) certain banking-related services.  In addition, the Policy delegates to the Chair of the Nominating and Corporate Governance Committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount involved is expected to be less than $250,000 (“specified dollar amount”).

As stated in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on May 27, 2009, under the heading Corporate Governance on page 7, the Policy is available on the Company’s website and by hardcopy upon request.

The Company will revise future filings with this expanded discussion in regard to these matters in the Related Person Transaction Policies and Procedures section of the Definitive Proxy Statement on Schedule 14A.

Form 8-K Filed July 31, 2009

3.                                       We note that you entered into privately negotiated purchase and exchange agreements under which you exchanged $69.5 million in aggregate principal of your outstanding 6.375% Convertible Senior Notes due 2036 for $61 million in aggregate principal of new 9% Convertible Senior Notes due 2036.  Please provide us with your analysis of why this convertible note exchange is not an issuer tender offer under Rule 13e-4 of the Securities Exchange Act of 1934.

Response

A.                                  The Exchange Transaction

1.                                      Summary of Facts

On July 30, 2009, the Company entered into a total of six privately negotiated exchange agreements with seven institutional holders (the “Exchanging Holders”) of its 6.375% Convertible Senior Notes due 2036 (the “6.375% Notes”) (two holders signed the same exchange agreement because they were affiliated entities and the same individual signed for both entities) and purchased $5,000,000 aggregate principal amount of the 6.375% Notes from one additional institutional holder (the “Selling Holder”, together with the Exchanging Holders, the “Holders”). The Holders held $69,482,000 aggregate principal amount, or approximately 80.7%, of the total $86,059,000 principal amount of 6.375% Notes outstanding.

On July 30, 2009, the outstanding 6.375% Notes were held by more than ten holders. To the best of the Company’s knowledge, the largest ten holders were institutional investors and none of the holders of record of the 6.375% Notes was a natural person.

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Commission File No. 001-07832

November 12, 2009

The Company’s investment banker, Lazard Frères & Co. LLC (“Lazard”), contacted only the eight Holders, each an institutional investor, to discuss a possible exchange on a confidential basis.

Prior to Lazard or the Company providing information about the exchange proposal to the Holders, each of the Holders entered into a confidentiality and standstill agreement. Lazard then negotiated separately with each Holder as to the terms of an exchange. No deadlines were placed upon the Holders. No ultimatums, or take-it-or-leave-it offers, were given to the Holders. No minimum exchange requirement was imposed. Once the negotiations were completed, all Exchanging Holders were given the most favorable terms negotiated by any one of them.

Each of the Exchanging Holders represented in its respective exchange agreement that it was an “accredited investor.” In addition, each Holder is, in fact, a highly sophisticated investor that is an investment or hedge fund that specializes in investing in so-called distressed debt and a “qualified institutional buyer” (a “QIB”) within the meaning of Rule 144A promulgated under the Securities Act of 1933, as amended.

Each Exchanging Holder received the Company’s new 9% Convertible Senior Notes due 2036 (the “9% Notes”) in exchange for their 6.375% Notes, together with accrued but unpaid interest, and, to the extent applicable, cash for fractional interests. The aggregate principal amount of the new 9% Notes issued in the exchange was in each case equal to approximately 95% of the principal amount of the 6.375% Notes exchanged. In exchange for $5,000,000 aggregate principal amount of the 6.375% Notes, the Selling Holder received $4,750,000 in cash, plus accrued but unpaid interest on the 6.375% Notes tendered.

Pier 1 Imports, Inc.

Commission File No. 001-07832

November 12, 2009

2.                                      Rule 13e-4 Analysis

Rule 13e-4 is applicable to issuer tender offers. An issuer tender offer is referred to in Rule 13e-4 as a tender offer for, or a request or invitation for tenders of, any class of equity security(1), made by the issuer of such class of equity security or by an affiliate of such issuer. The Company has concluded that neither Lazard’s negotiations on the Company’s behalf with the Holders nor the subsequent exchange and purchase transactions constituted a tender offer.

a.                                       Analysis of Wellman Factors

While the term “tender offer” has never been defined in any statutory provision or rule, courts and the SEC generally have applied an eight-factor test in determining whether a particular acquisition program constitutes a tender offer based primarily on the decision in Wellman v. Dickinson.(2) The eight factors are:

1.                                       Were the offers to purchase or the solicitation of offers to sell disseminated in a widespread manner?

(1) It is the Company’s view that the 6.375% Notes do not constitute equity securities within the meaning of Section 3(a)(11) of the Exchange Act and thus Rule 13e-4 is inapplicable to the privately negotiated purchase and exchange transactions entered into on July 30, 2009.

The 6.375% Notes are not, and at the time of the exchange and purchase transactions were not, securities convertible, with or without consideration, into any stock or similar security. The indenture governing the 6.375% Notes clearly states that a holder of the 6.375% Notes may only convert the 6.375% Notes when any of the conditions specified in Section 12.01(a) of the indenture (conversion upon satisfaction of stock price condition, conversion upon notice of redemption and conversion upon specified corporate transactions) are met and during the related specified period. Since the issuance of the 6.375% Notes on February 14, 2006, the stock price condition has never been satisfied, there has been no notice of redemption, and none of the specified corporate transactions has occurred. The Company believes that satisfaction of the aforementioned conditions is remote. Moreover, even if any of those conditions were satisfied, each $1,000 principal amount 6.375% Note would convert into $1,000 of cash, and it is only if the conversion value of each 6.375% Note exceeds $1,000 that such excess is payable in stock. Therefore, because the 6.375% Notes were not, are not, and likely will never be securities convertible, with or without consideration, into any stock or similar security, the Company believes the 6.375% Notes are not equity securities within the meaning of Section 3(a)(11) of the Exchange Act.

(2) Wellman v. Dickinson, 475 F. Supp.783, 823-824 (S.D.N.Y. 1979) (cited with approval in SEC Release No. 34-43069).

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2.                                       Did the price offered represent a premium in excess of the current market price of the securities being sought?

3.                                       Did the offers fail to provide for a meaningful opportunity to negotiate the price and terms?

4.                                       Did the solicitation involve a substantial percentage of the securities?

5.                                       Was the offer contingent on a minimum principal amount of securities being tendered (and/or subject to a maximum principal amount of securities that the company would purchase)?

6.                                       Was the offer open for only a limited period of time?

7.                                       Were the recipients of the offer under pressure to respond to the offer?

8.                                       Were public announcements of the acquisition program followed by a rapid accumulation of large amounts of the company’s securities?(3)

The following analysis discusses each of the eight factors:

Were the offers to purchase or the solicitation of offers to sell disseminated in a widespread manner? No. As more fully described above, neither the offers to purchase nor the solicitation of offers to sell were disseminated in a widespread manner. The 6.375% Notes were held by more than ten holders. The largest ten holders were institutional investors. Of these ten institutional investors, the Company’s investment banker, Lazard, contacted only eight holders. Prior to the Company providing information about the exchange proposal to these holders, each of these eight holders entered into a confidentiality and standstill agreement.

Did the price offered represent a premium in excess of the current market price of the securities being sought? It is the Company’s view that the price offered did not represent a premium, in the traditional sense. The Exchanging Holders received a reduced principal amount of the 9% Notes as compared to the principal amount of the 6.375% Notes they surrendered in the exchange, while the conversion value of the 9% Notes increased. Some of the terms and conditions of the 9% Notes were more favorable to the Exchanging Holders than the terms and conditions of the 6.375% Notes, and some of the terms and conditions were less favorable to the Exchanging Holders. At the time of the transaction, there were no contemporaneous trading prices for the 6.375% Notes and, while the principal amount of the 9% Notes issued in the exchange exceeded recent trading prices of the 6.375% Notes, the Company does not believe those trading prices

(3) This last factor was first enunciated in S-G Securities, Inc. v. Fugua Inv. Co., 466 F. Supp. 1114, 1126-1127 (D. Mass.1978).

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were necessarily representative of the value of the 6.375% Notes due to the illiquidity of those 6.375% Notes. The Selling Holder received $4,750,000 in exchange for $5,000,000 aggregate principal amount of the 6.375% Notes. It is arguable that the Selling Holder received a premium on its 6.375% Notes, but, again, the illiquid market for the 6.375% Notes renders their sporadic trading prices suspect. Without an established, liquid market for the 6.375% Notes it is difficult to conclusively state whether the Selling Holder received a premium in excess of the current market price for its 6.375% Notes.

Did the offers fail to provide for a meaningful opportunity to negotiate the price and terms? No. Individual negotiations were conducted by Lazard with each Holder on the terms of a possible exchange. The final terms of the transaction differed from Lazard’s original proposal. In fact, as evidenced above, not all Holders received the same terms. The Selling Holder negotiated to receive cash in exchange for its 6.375% Notes instead of the 9% Notes. No deadlines were imposed on the Holders in the negotiations.

Did the solicitation involve a substantial percentage of the securities? No. The solicitation involved holders of only 80.7% of the 6.375% Notes. We understand that the Staff has previously given oral guidance that, in circumstances such as these, 80% would not constitute a substantial percentage.

Was the offer contingent on a minimum principal amount of securities being tendered (and/or subject to a maximum principal amount of securities that the company would purchase)? No. The exchange proposals were not contingent on a minimum principal amount of the 6.375% Notes being tendered (or subject to a maximum principal amount of the 6.375% Notes that the Company would exchange).

Was the offer open for only a limited period of time? No. The exchange proposals had no fixed expiration date, and Lazard imposed no deadlines on the Holders in their negotiations.

Were the recipients of the offer under pressure to respond to the offer? No. The Holders were not subjected to any high pressure sales tactics, deadlines or ultimatums. They were not threatened with any loss of value if they were to reject the proposed transaction.

Were public announcements of the acquisition program followed by a rapid accumulation of large amounts of the company’s securities? No. There were no public announcements of the exchange proposals until after the six exchange agreements were executed and after the trade for the purchase of the Selling Holder’s 6.375% Notes had occurred, and the Company did not acquire any additional 6.375% Notes after the public announcement.

b.                                       Analysis Under Hanson Trust

Some courts have declined to follow the eight-factor test and have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the

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tender offer rules. Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).

In Hanson Trust, the Second Circuit held that five privately negotiated purchases and one open-market purchase of a corporation’s common stock did not constitute a tender offer, noting that many of the conditions leading to the enactment of the tender offer rules “for the most part do not exist” in the case of “privately negotiated transactions or solicitations for private purchases of stock.” For example, a private transaction involves less publicity, and the sellers are typically sophisticated and are “less likely to be pressured, confused or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.” Id. at 56.

The Holders in the instant transaction were accredited investors, and highly sophisticated QIBs that were either investment or hedge funds specializing in investing in distressed debt. Thus, the procedures mandated by the tender offer rules, in the words of the Hanson Trust court, were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” See id. at 57. To the contrary, the Holders were “knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills to appraise [the Company’s] offer.” See id. Each Holder negotiated separately with Lazard for terms that were in its best interests, without any time deadlines and with full access to its professional advisors.

Based on these facts, the Holders were not the type of persons that need the protections of the tender offer rules. The totality of circumstances surrounding the exchange and purchase transactions does not suggest a substantial risk of ill-considered or ill-informed decisions by the Holders, nor that any appreciable benefit would have accrued to the Holders had the Company complied with the various regulations that govern tender offers, such as the dissemination of information to offerees, minimum time requirements for an offer and provision of the best price to all holders.

B.                                    Conclusion

Whether viewed under the relevant criteria of the eight-factor test of Wellman or more generally under the totality of the circumstances test set forth in Hanson Trust, the separate private negotiation under confidentiality and standstill agreements with only eight highly sophisticated institutional investors leading up to the exchange and purchase transactions does not constitute an issuer tender offer as contemplated by Rule 13e-4.

Pier 1 Imports, Inc.

Commission File No. 001-07832

November 12, 2009

*******

We acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Michael Carter at 817-252-7630 or Tiffany Barclay at 817-252-8806 if you have any questions regarding our response.

Sincerely,

Pier 1 Imports, Inc.

By:	/s/ Michael A. Carter
Michael A. Carter, Senior Vice President and
General Counsel, Secretary